Filed Pursuant to Rule 424(b)(3)
File Number 333-123228
PROSPECTUS SUPPLEMENT NO. 3
to Prospectus declared
effective on June 12, 2006
(Registration No. 333-123228)
SPARK NETWORKS PLC
This Prospectus Supplement No. 3 supplements our Prospectus dated June 12, 2006 and Prospectus Supplements Nos. 1 and 2 (collectively referred to as, the “Prospectus Supplements”) dated June 20 and July 10, 2006, respectively. The selling shareholders identified in the Prospectus are offering ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of the shares by the selling shareholders, except for funds received from the exercise of warrants and options held by selling shareholders, if and when exercised.
You should read this Prospectus Supplement No. 3 together with the Prospectus and Prospectus Supplements.
This Prospectus Supplement No. 3 includes:
•	certain information from a press release issued on August 3, 2006 announcing our second quarter 2006 financial results; and
•	the attached Current Report on Form 8-K of Spark Networks plc as filed with the Securities and Exchange Commission on August 1, 2006.
Our ADSs are listed on the American Stock Exchange under the trading symbol “LOV.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement No. 3 is August 4, 2006

SPARK NETWORKS® REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS
BEVERLY HILLS, Calif., August 3, 2006 — Spark Networks plc (AMEX: LOV), a leading provider of online personals services, today reported second quarter 2006 financial results.
Second Quarter and Six Month Highlights
•	Other Businesses Segment revenue grows by 118%.
•	The Company rebranded and launched its African American online personals community, BlackSingles.com®.

•	Relationships.com™ continued its solid growth during the quarter.

•	The Company acquired LDSSingles™, solidifying the Company’s leadership position in the LDS market.

•	The Company increased marketing efforts for other key websites in its Other Businesses segment.
•	Onsite advertising launches on select websites.
•	During the quarter, the company selected Winstar Interactive Media Services to help support the sale of online advertising for certain Spark communities, including its two largest websites: JDate® and AmericanSingles®.

•	The Company reported that it recently published paid ads on JDate, Date.ca® and AmericanSingles.
•	Traffic to Spark Networks properties increased 35% from May to June, to 3.7 million visitors, ranking it 4th on the top-gaining property list, according to comScore Media Metrix’s Inside the Ratings report June 2006.
•	Peter Daboll, CEO of comScore Media Metrix, stated in a recent comScore press release[2] that sites offering opportunities for social interaction continue to dominate the ratings.
Financial Results
Reported revenue for the second quarter of 2006 was $17.3 million, an increase of 12% compared to $15.5 million for the same period in 2005. Revenue for the six months ended June 30, 2006 was $34.1 million, an increase of 7% compared to $32.0 million for the six months ended June 30, 2005.
Total operating expenses for the second quarter of 2006 were $10.3 million, an increase of 2%, compared to $10.1 million in the same period in 2005. Included in the operating expenses for the second quarter of 2006 was a share-based compensation expense of approximately $1.1 million as a result of the Company’s adoption of the Statement of Financial Accounting Standards No. 123 (R) (“SFAS 123 (R)”) in the third quarter of 2005. Periods prior to the third quarter of 2005 do not contain any expense for share options in accordance with SFAS 123(R). Operating expenses for the six months ended June 30, 2006 were $20.5 million, an increase of 6% compared to $19.4 million for the six months ended June 30, 2005. Even including operating expenses related to its MingleMatch subsidiary, which the Company acquired in the second quarter of 2005, total operating expenses would have decreased 7% to $18.1 million for the six months ended June 30, 2006 excluding the effects of SFAS 123 (R).
The Company reported net income of $327,000, or $0.01 per share, for the second quarter of 2006, compared to a net loss of $859,000, or $(0.03) per share, for the same period in 2005. Due to the Company’s implementation of SFAS 123 (R), the net income for the quarter ended June 30, 2006 includes compensation expense related to share options of $1.1 million. Excluding share-based compensation, the Company would have reported a profit of $1.4 million, or $0.05 per share3, for the quarter. Net income for the six months ended June 30, 2006 was $1.0 million, or $0.03 per share, compared to $1.1 million, or $0.04 per share, for the same period in 2005. Excluding share-based compensation, the Company would have reported net income of $3.5 million or $0.11 per share, for the six months ended June 30, 2006.
EBITDAS for the second quarter of 2006 was $2.6 million, an increase of 927% compared to EBITDAS of $253,000 during the same period in 2005. EBITDAS for the six months ended June 30, 2006 was $6.0 million, an increase of 80% compared to EBITDAS of $3.3 million during the same period in 2005. See the attached Consolidated Statement of Operations for a reconciliation of EBITDA and EBITDAS to net income.
Balance Sheet, Cash, Debt
As of June 30, 2006, the Company had a cash and marketable securities position of $11.5 million compared to $17.3 million at December 31, 2005. During the first six months of 2006, the Company paid the final $9.0 million in debt due as a result of the MingleMatch acquisition, as well as $2.0 million in respect to the acquisition of LDSSingles. Cash flow from operations during the first half of 2006 was $5.8 million, an increase of 346% compared to cash flow from operations of $1.3 million in the first half of 2005. The increased operating cash flow was driven by increased revenue combined with a reduction in operating costs, excluding stock compensation. As of June 30, 2006, the Company had accumulated over $50.0 million of NOLs.
Segment Reporting4
The Company reported second quarter 2006 revenue for its JDate segment of $7.0 million, an increase of 13% compared to $6.2 million in the same period in 2005. JDate revenue for the six months ended June 30, 2006 was $14.0 million, an increase of 10% compared to $12.7 million for the six months ended June 30, 2005.
The Company reported second quarter 2006 revenue for its AmericanSingles segment of $6.0 million, a decrease of 17% compared to $7.3 million in the same period in 2005. AmericanSingles revenue for the six months ended June 30, 2006 was $12.3 million, a decrease of 20% compared to $15.4 million for the six months ended June 30, 2005. The decrease in revenue is the result of the planned reduction in the marketing spend for AmericanSingles in order to bring its subscriber acquisition cost (SAC) to a level generating acceptable contribution margin.

The Company reported second quarter 2006 revenue for its Other Businesses segment of $4.3 million, an increase of 118% compared to $2.0 million in the same period in 2005. Results for the Other Businesses revenue for the second quarter of 2006 include the acquisition of LDSSingles.com, which was effective May 5, 2006. Other Businesses revenue for the six months ended June 30, 2006 was $7.8 million, an increase of 100% compared to $3.9 million for the six months ended June 30, 2005.
Business Metrics
Effective with this quarter’s earnings release, the Company has changed the method it uses to calculate the total number of paying subscribers at any given point in time. The change is being made to more accurately reflect the timing of termination of subscriptions for subscribers who do not maintain their subscription privileges for the duration of their original subscription terms.
For comparison purposes, the Company has revised its key operating metrics for each quarter, going back through 2005 using the improved subscription count methodology. See the attached table for the historical comparative operating metrics.
Average paying subscribers for the Company’s JDate segment were 75,100 during the second quarter of 2006, an increase of 12% compared to 67,100 from the same period in 2005. Average paying subscribers for the six months ended June 30, 2006 were 75,200, an increase of 10% compared to 68,400 for the six months ended June 30, 2005.
Average paying subscribers for the Company’s AmericanSingles segment were 90,000 during the second quarter of 2006, a decrease of 16% compared to 107,000 from the same period in 2005. Average paying subscribers for the six months ended June 30, 2006 were 90,200, a decrease of 21% compared to 113,600 for the six months ended June 30, 2005.
Average paying subscribers for the Company’s Other Businesses segment were 74,300 during the second quarter of 2006, an increase of 118% compared to 34,100 from the same period in 2005. Average paying subscribers for the six months ended June 30, 2006 were 69,600, an increase of 116% compared to 32,200 for the six months ended June 30, 2005.
Average paying subscribers for the Company as a whole in the second quarter of 2006 were approximately 239,400, an increase of 15% compared to 208,100 from the same period in 2005. Average paying subscribers for the six months ended June 30, 2006 were 235,000, an increase of 10% compared to 214,000 for the six months ended June 30, 2005.
Direct subscriber acquisition cost5 (SAC) for the Company’s JDate segment in the second quarter of 2006 was $14.93, an increase of 8% compared to $13.82 from the same period in 2005. SAC for the six months ended June 30, 2006 was $14.06, an increase of 24% compared to $11.30 in the six months ended June 30, 2005. The increase in JDate SAC is due to increased marketing expenditures, particularly offline, in order to build and maintain the strong JDate brand.

SAC for the Company’s AmericanSingles segment in the second quarter of 2006 was $39.46, a decrease of 4% compared to $41.30 in the same period in 2005. SAC for the six months ended June 30, 2006 was $37.32, an increase of 14% compared to $32.68 for the six months ended June 30, 2006. The decrease in SAC for the second quarter of 2006 was as a result of the reduction in marketing spend for AmericanSingles. The increase in SAC for AmericanSingles for the six months ended June, 30, 2006 is the result of significant cuts in marketing spending in the first quarter of 2005 compared to the last half of 2004. The carry-over effect in the first quarter of 2005 of increased subscriptions from previous marketing, combined with reduced marketing expense, made for an atypically low SAC in the first quarter of 2005, when compared to the first quarter of 2006.
SAC for the Company’s Other Businesses segment in the second quarter of 2006 was $44.88, an increase of 47% compared to $30.44 from the same period in 2005. The increase in SAC for the quarter is primarily attributable to increased marketing initiatives related to the launches of Relationships.com and BlackSingles.com. SAC for the six months ended June 30, 2006 was $34.78, a decrease of 7% compared to $37.52 for the six months ended June 30, 2005.
SAC for the Company as a whole in the second quarter of 2006 was $34.45, an increase of 8% compared to $31.93 from the same period last year. SAC for the six months ended June 30, 2006 was $30.28, an increase of 9% compared to $27.70 for the six months ended June 30, 2005.
Safe Harbor Statement:
This press release contains forward-looking statements. Any statements in this news release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “intends,” “goal,” “objective,” “seek,” “attempt,” or variations of these or similar words, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to our ability to: attract members; convert members into paying subscribers and retain our paying subscribers; keep pace with rapid technological changes; maintain the strength of our existing brands; and maintain and enhance those brands and our dependence upon the telecommunications infrastructure and our networking hardware and software infrastructure. For a discussion of these and further risks and uncertainties, please see our filings with the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our public filings with the SEC also are available from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

About Spark Networks plc:
Spark Networks’ American Depositary Shares trade on the American Stock Exchange under the symbol “LOV,” and its Global Depositary Shares trade on the Frankfurt Stock Exchange under the symbol “MHJG.” The Spark Networks portfolio of consumer websites includes, among others, JDate.com (www.jdate.com), AmericanSingles.com (www.americansingles.com), BlackSingles.com (www.blacksingles.com), PrimeSingles™.net (www.primesingles.net), BBWPersonalsPlus™.com (www.bbwpersonalsplus.com) and Relationships.com (www.relationships.com).
1 “EBITDAS” is defined as earnings before interest, taxes, depreciation, amortization and share-based compensation. EBITDAS should not be construed as a substitute for net income (loss) or net cash provided by (used in) operating activities (all as determined in accordance with GAAP) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and other GAAP financial performance measures, including an indirect measure of operating cash flow. As such, management believes that the investment community finds it to be a useful tool to perform meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations.
2 Quote taken from comScore Press Release “Official FIFA World Cup Web Site Attracts Millions of Viewers and Billions of Page Views from Around the World in June”, July 13, 2006.
3 Share-based compensation is a non-cash charge recorded in the Company’s income statements. The Company believes that the non-GAAP financial measures that exclude share-based compensation from net income (loss) provide useful information to management and investors regarding how the expenses associated with the application of SFAS 123 (R) are reflected on the statements of operations and facilitate comparisons to the Company’s historical operating results. The Company’s management uses this information internally for reviewing the financial results, forecasting and budgeting.
4 In accordance with Financial Accounting Standard No. 131, the Company’s financial reporting includes detailed data on three separate operating segments. The JDate segment consists of the Company’s JDate.com website and its co-branded websites. The AmericanSingles segment consists of the Company’s AmericanSingles.com website and its co-branded and private label websites. The Other Businesses segment consists of all of the Company’s other websites and businesses.
5 Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.
(Consolidated financial statements to follow)

SPARK NETWORKS PLC
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	June 30,	December 31,
	2006	2005
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,291	$17,096
Marketable securities	192	196
Restricted cash	1,952	1,085
Accounts receivable, net of allowance of $0 and $13 for June 30, 2006 and December 31, 2005	955	932
Prepaid expenses and other	896	1,493

Total current assets	15,286	20,802
Property and equipment, net	3,588	4,453
Goodwill, net	18,770	17,344
Intangible assets, net	5,264	4,627
Investment in noncontrolled affiliate	1,078	1,099
Deposits and other assets	326	295

Total assets	$44,312	$48,620

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,816	$2,267
Accrued liabilities	4,662	3,632
Deferred revenue	4,783	4,991
Notes payable — current portion	963	9,930
Current portion of obligations under capital leases	45	—

Total current liabilities	12,269	20,820
Deferred tax liabilities	1,663	1,717
Notes payable — long term	900	900
Obligations under capital leases	77	—

Total liabilities	14,909	23,437
Shares subject to rescission	6,347	6,089
Commitments and contingencies	—	—
Shareholders’ equity:
Authorized capital £800,000 divided into 80,000,000 ordinary shares of 1p each; issued and outstanding 30,424,346 shares as of June 30, 2006 and 30,241,496 shares as of December 31, 2005, at a stated value of:	495	487
Additional paid-in-capital	66,662	64,064
Accumulated other comprehensive (loss)	(66)	(302)
Notes receivable from employees	—	(82)
Accumulated deficit	(44,035)	(45,073)

Total shareholders’ equity	23,056	19,094

Total liabilities and shareholders’ equity	$44,312	$48,620

SPARK NETWORKS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Net revenues	$17,305	$15,464	$34,110	$31,990
Direct marketing expenses	6,790	6,051	12,447	11,279

Contribution margin	10,515	9,413	21,663	20,711

Operating expenses:
Indirect marketing (including share-based compensation of $13, $0, $26, and $0)	257	238	622	503
Customer service (including share-based compensation of $24, $0, $47, and $0)	898	560	1,806	1,137
Technical operations(including share-based compensation of $202, $0, $376, and $0)	2,207	1,548	4,437	2,950
Product development(including share-based compensation of $121, $0, $239, and $0)	967	1,060	1,813	1,890
General and administrative (including share-based compensation of $701, $(115), $1,744, and $(28)	5,645	6,405	11,276	12,512
Amortization of intangible assets other than goodwill	355	301	594	383

Total operating expenses	10,329	10,112	20,548	19,375

Operating income (loss)	186	(699)	1,115	1,336

Interest (income), loss and other expenses, net	(133)	168	(94)	144

Income (loss) before income taxes	319	(867)	1,209	1,192

Provision (benefit) for income taxes	(8)	(8)	171	64

Net income (loss)	$327	$(859)	$1,038	$1,128

Net income (loss) per share — basic	$0.01	$(0.03)	$0.03	$0.04

Net income (loss) per share — diluted	$0.01	$(0.03)	$0.03	$0.04

Weighted average shares outstanding — basic	30,359	25,661	30,313	25,389
Weighted average shares outstanding — diluted	30,875	25,661	31,024	29,080

Reconciliation of Net Income to EBITDAS
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Net income (loss)	$327	$(859)	$1,038	$1,128
Interest	40	13	110	(8)
Taxes	(8)	(8)	171	64
Depreciation	802	921	1,653	1,768
Amortization	355	301	594	411

EBITDA	1,516	368	3,566	3,363
Share based compensation	1,061	(115)	2,432	(28)

EBITDAS	$2,577	$253	$5,998	$3,335

SPARK NETWORKS PLC
SEGMENT RESULTS FROM OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2006	2005	2006	2005
Revenues
JDate	$6,988	$6,235	$13,984	$12,703
AmericanSingles	6,006	7,256	12,349	15,353
Other Businesses	4,311	1,973	7,777	3,934

Total	$17,305	$15,464	$34,110	$31,990

Direct Marketing
JDate	$824	$705	$1,620	$1,208
AmericanSingles	2,934	4,312	6,294	7,570
Other Businesses	3,032	1,034	4,533	2,501

Total	$6,790	$6,051	$12,447	$11,279

Contribution
JDate	$6,164	$5,530	$12,364	$11,495
AmericanSingles	3,072	2,944	6,055	7,783
Other Businesses	1,279	939	3,244	1,433

Total	$10,515	$9,413	$21,663	$20,711

Unallocated operating expenses	10,329	10,112	20,548	19,375

Operating income	$186	$(699)	$1,115	$1,336

SPARK NETWORKS PLC
SEGMENT METRICS
(For the Period)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Average Paying Subscribers:
JDate	75,089	67,147	75,202	68,413
AmericanSingles	89,980	106,925	90,151	113,554
Other Businesses	74,296	34,060	69,649	32,233

Total	239,365	208,132	235,002	214,202

Average Monthly Net Revenue per Paying Subscriber:
JDate	$31.02	$30.95	$30.99	$30.95
AmericanSingles	$22.25	$22.62	$22.83	$22.53
Other Businesses	$16.73	$18.73	$17.26	$18.61
All Segments	$24.10	$23.12	$24.19	$24.63

Direct Subscriber Acquisition Cost:
JDate	$14.93	$13.82	$14.06	$11.30
AmericanSingles	$39.46	$41.30	$37.32	$32.68
Other Businesses	$44.88	$30.44	$34.78	$37.52
All Segments	$34.45	$31.93	$30.28	$27.70

Monthly Subscriber Churn:
JDate	24.7%	26.9%	25.3%	26.2%
AmericanSingles	30.7%	38.7%	32.1%	36.8%
Other Businesses	24.0%	19.8%	25.8%	23.6%
All Segments	26.7%	31.8%	28.1%	31.2%
We define our key business metrics as follows:
•	Average paying subscribers: Paying subscribers are defined as individuals who have paid a monthly fee for access to communication and website features beyond those provided to our members. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

•	Average monthly net revenue per paying subscriber: Average monthly net revenue per paying subscriber represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

•	Direct subscriber acquisition cost: Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

•	Monthly subscriber churn: Monthly subscriber churn represents the ratio, expressed as a percentage, of (i) the number of paying subscriber cancellations during the period divided by the number of average paying subscribers during the period and (ii) the number of months in the period.

As described above, below is a table representing historical comparative operating metrics.

					Full
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Year	Mar 31,	Jun 30,
	2005	2005	2005	2005	2005	2006	2006
Average Paying Subscribers
JDate	69,680	67,147	68,403	71,967	69,299	75,316	75,089
AmericanSingles	120,184	106,925	95,877	88,669	102,914	90,323	89,980
Other	30,408	34,060	49,213	56,640	42,580	65,002	74,296

Total	220,272	208,132	213,493	217,276	214,793	230,641	239,365

Average Monthly Net Revenue per Paying Subscriber
JDate	$30.94	$30.95	$31.47	$31.50	$31.22	$30.96	$31.02
AmericanSingles	$22.46	$22.62	$24.93	$25.15	$23.66	$23.41	$22.25
Other	$18.46	$18.73	$17.89	$18.21	$18.27	$17.78	$16.73

Total	$24.59	$24.67	$25.40	$25.45	$25.03	$24.29	$24.10

Direct Subscriber Acquisition Cost
JDate	$9.01	$13.82	$15.84	$12.25	$12.70	$13.20	$14.93
AmericanSingles	$25.61	$41.30	$39.35	$36.66	$35.16	$35.19	$39.46
Other	$46.98	$30.44	$28.08	$29.72	$32.05	$24.68	$44.88

Total	$23.84	$31.93	$30.23	$27.77	$28.36	$26.11	$34.45

Monthly Subscriber Churn
JDate	26.7%	26.9%	26.4%	27.0%	26.8%	25.9%	24.7%
AmericanSingles	36.7%	38.7%	37.7%	38.1%	37.8%	33.5%	30.7%
Other	29.1%	19.8%	30.2%	27.5%	27.0%	27.7%	24.0%

Total	32.5%	31.8%	32.4%	31.7%	32.1%	29.4%	26.7%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): July 31, 2006
Spark Networks plc
(Exact Name of Registrant as Specified in Its Charter)
England and Wales
(State or Other Jurisdiction of Incorporation)

000-51195 (Commission File Number)	98-0200628 (IRS Employer Identification No.)

8383 Wilshire Boulevard, Suite 800, Beverly Hills, California (Address of Principal Executive Offices)	90211 (Zip Code)
(323) 836-3000
(Registrant’s Telephone Number, Including Area Code)
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers
On July 31, 2006, Joe Y. Shapira resigned as a Director and Chairman of the Board of Directors of Spark Networks plc effective immediately.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS PLC
Date: August 1, 2006	By:	/s/ Mark G. Thompson
		Name:	Mark G. Thompson
		Title:	Chief Financial Officer